                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. 2)

                      California Coastal Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    129915203
                      -------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
                     -------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

                                   Page 1 of 4

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
  1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP NO. 129915203                 13G/A                      PAGE 2 OF 4 PAGES
-------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ---------------------------------------------------------------------------
     Lloyd I. Miller, III                                  ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]

                                                                          (b)[ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                          5     SOLE VOTING POWER
       NUMBER OF
        SHARES                  368,064
     BENEFICIALLY         ------------------------------------------------------
       OWNED BY           6     SHARED VOTING POWER
         EACH
       REPORTING                352,093
        PERSON            ------------------------------------------------------
         WITH             7     SOLE DISPOSITIVE POWER

                                141,405
                          ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER

                                578,752
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     720,157
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.7%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN-IA-OO**
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:                California Coastal Communities, Inc.

Item 1(b).   Address of Issuers's           6 Executive Circle, Suite 250
             Principal Executive Offices:   Irvine, CA 92614

Item 2(a).   Name of Person Filing:         Lloyd I. Miller, III

Item 2(b).   Address of Principal Business  4550 Gordon Drive,
             Office or, if None, Residence: Naples, Florida 34102

Item 2(c).   Citizenship:                   U.S.A.

Item 2(d).   Title of Class of Securities:  Common Stock

Item 2(e).   CUSIP Number:                  129915203

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
         (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person (i) has shared dispositive power with respect to 578,752 shares of the reported securities as (a) an investment advisor to the trustee of certain family trusts, (b) as trustee to a grantor retained annuity trust and (c) as the investment advisor to a certain custodial account, (ii) has shared voting power with respect to 352,093 of the reported securities an investment advisor to the trustee of certain family trusts, (iii) has sole dispositive power with respect to 141,405 shares of the reported securities as (a) an individual and (b) as the manager of a limited liability company that is the general partner of certain limited partnerships, and (iv) has sole voting power with respect to 368,064 shares of the reported securities as (a) an individual, (b) as the manager of a limited liability company that is the general partner of a limited partnership and (c) as trustee to a grantor retained annuity trust .

         (a)      720,157

         (b)      7.7%

         (c)      (i) sole voting power: 368,064

                  (ii) shared voting power: 352,093

                  (iii) sole dispositive power: 141,405

                  (iv) shared dispositive power: 578,752

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: February 17, 2003           /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                            Lloyd I. Miller, III